ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

No. PTTEP 810/154/2002

Finance Dept.
Tel. 66 (0) 2537-4512

SUPPL

Date: August 13, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

RECEIVED AUG 2 3 2002 180

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated August 8, 2002: "Report of the Result of Warrant Offering to Purchase PTT Exploration and Production Public Company Limited's Common Shares"
- ☐ Others ____________

02049478

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

dlw 8/27

แบบฟอร์ม No-82-3827/13/8/02

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / 256 / 2002

Finance Department
Tel. 0-2537-4509

August 8 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Report of the Result of Warrant Offering to Purchase PTT Exploration and Production Public Company Limited's Common Shares

Dear Sir,

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the result of warrant offering to purchase PTT Exploration and Production Public Company Limited's common shares to its directors, management and employees, which have been offered on August 1, 2002. The details are as follows:

Type of securities :	Warrants to purchase PTT Exploration and Production Public Company Limited's common shares
Type of warrant :	Specified holder name and non-transferable
Period :	5 years commencing from the issuing date
Issuing date :	August 1, 2002
Amount of warrant :	2,000,000 units
Amount of shares reserved for warrants :	2,000,000 shares
Offering :	Directors, Management and Employees of PTTEP
Offering Price :	0 Baht
Total Offering Value :	0 Baht
Exercise ratio :	1 unit of warrant per 1 common share
Exercise price :	111 Baht
Exercise date :	

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007

Result of the warrant offering :

	Right to Buy Warrants				Allotment Result			
	Directors	Management and Employees	Intermediary	Total	Directors	Management and Employees	Intermediary	Total
Number of Warrant Holders	14	636	-	650	14	636	-	650
Number of Warrants	0.1 MM. Units	1.9 MM. Units	-	2 MM. Units	0.1 MM. Units	1.9 MM. Units	-	2 MM. Units
% of Total Warrants Issued	5	95	-	100	5	95	-	100

Yours sincerely,

Chitrapongse Kwangsukstith
President